AB 3/17

15025032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC

SEC FILE NUMBER
8-36266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenbrier Diversified, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres

Title

____
Notary Public

Please See Attached Certificate

Notarys Initials

Date

2/14/15

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California,
County of RIVERSIDE)

On February 14, 2015 before me, ELIZABETH PINA NOTARY PUBLIC
(insert name and title of the officer)

personally appeared Howard M. Borris,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________ (Seal)

ELIZABETH PINA
COMM. #2084386
Notary Public - California
Riverside County
My Comm. Expires Oct. 9, 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Greenbrier Diversified, Inc.

We have audited the accompanying statement of financial condition of Greenbrier Diversified, Inc. (the "Company") as of December 31, 2014, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Greenbrier Diversified, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenbrier Diversified, Inc. as of December 31, 2014 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Greenbrier Diversified, Inc.'s financial statements. The supplemental information is the responsibility of Greenbrier Diversified, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2015

[illegible] Corbin Avenue, Suite [illegible], Northridge, California [illegible]
[illegible] www.[illegible]
[illegible]

Greenbrier Diversified, Inc
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	7,034
Membership fees		500
Total assets	$	7,534

Liabilities and Stockholder's Equity

Liabilities		
Total liabilities	$	-
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized, 100,000 shares issued and outstanding		10,000
Accumulated deficit		(2,466)
Total stockholder's equity		7,534
Total liabilities and stockholder's equity	$	7,534

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc
Statement of Income
For the Year Ended December 31, 2014

Revenues	
Commissions	49,379
Total revenues	49,379
Expenses	
Professional fees	6,690
Other operating expenses	9,564
Total expenses	16,254
Net income (loss) before income tax provision	33,125
Income tax provision	800
Net income (loss)	$ 32,325

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Accumulated deficit	Total
Balance at December 31, 2013	$ 10,000	$ 25,209	$ 35,209
Distributions to stockholder	-	(60,000)	(60,000)
Net income (loss)	-	32,325	32,325
Balance at December 31, 2014	$ 10,000	$ (2,466)	$ 7,534

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income (loss)		$ 32,325
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase (decrease) in liabilities:		
Income tax payable	$ (800)	
Total adjustments		(800)
Net cash provided by (used in) operating activities		31,525
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital distributions	(60,000)	
Net cash provided by (used in) financing activities		(60,000)
Net increase (decrease) in cash		(28,475)
Cash at beginning of year		35,509
Cash at end of year		$ 7,034

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 1,681	

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Greenbrier Diversified, Inc (the "Company") was incorporated in the State of California on June 17, 1986. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business. The Company primarily serves individual customers in Southern California.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California minimum franchise tax of $800.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

Commissions were earned by the Company in transactions mostly executed directly for clients of a related entity in which the sole shareholder owns 100% of the stock. There are no material transactions between the Company and the related entity for the year ended December 31, 2014. It is possible that the terms of certain of the related-party transaction are not the same as those that would result from transactions among wholly unrelated parties.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring reccrding or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 5: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013).	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2014
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Opreations and Disclosures of disposals of Components of an Entity (April 2014).	After December 15, 2014
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014)	After December 15, 2017
2014-15	Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).	After December 15, 2016

(Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $7,034 which was $2,034 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

Greenbrier Diversified, Inc
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital				
Common stock	$	10,000		
Accumulated deficit		(2,466)		
Total stockholder's equity			$	7,534
Less: Non-allowable assets				
Membership fees		(500)		
Total non-allowable assets				(500)
Net Capital				7,034
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	-		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	2,034
Ratio of aggregate indebtedness to net capital		0 to 1		

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

See independent auditor's report

Greenbrier Diversified, Inc
Schednle II- Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to Greenbrier Diversified, Inc as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Greenbrier Diversified, Inc

Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Greenbrier Diversified, Inc as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Greenbrier Diversified, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
Period from June 1, 2014 through December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Greenbrier Diversified, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Greenbrier Diversified, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Greenbrier Diversified, Inc. stated that Greenbrier Diversified, Inc. meets the identified exemption provisions from June 1, 2014 through December 31, 2014 the most recent fiscal year without exception. Greenbrier Diversified, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greenbrier Diversified, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2015

GREENBRIER DIVERSIFIED, INC.

8530 WILSHIRE BOULEVARD SUITE 200
BEVERLY HILLS CALIFORNIA 90211-3113
TELEPHONE (310) 358-1800
FACSIMILE (310) 358-1813

MEMBER: NASD
SIPIC

Assertions Regarding Exemption Provisions

We, as members of management of Greenbrier Diversified, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

Greenbrier Diversified, Inc.
By:

Howard M. Borris, President

February 25, 2015